SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO THE DEBENTURE HOLDERS

RESCHEDULING OF THE 2nd TRANCHE DEBENTURES FOR THE 2nd ISSUANCE OF DEBENTURES OF COMPANHIA PARANAENSE DE ENERGIA – COPEL

We announce to the Debenture Holders of the 2nd tranche Debentures for the 2nd Issuance of Simple Debentures, into three (3) tranches, of non-Preferred Type, Issued by Companhia Paranaense de Energia – Copel (“2nd tranche Debentures” and “Company”, respectively) that, under the terms of item 4.5 of clause IV of the “Private Deed Instrument of the 2nd Public Issuance of Simple Debentures into three (3) tranches, of non-Preferred Type, of Companhia Paranaense de Energia – Copel, with Guarantee of its Wholly-owned Subsidiaries” (the “Deed of Issue”), the Company’s Board of Directors, at its 68th Meeting held on February 1, 2005, decided to propose to the 2nd tranche Debenture holders, the following conditions for a new effectiveness period of remuneration of the 2nd tranche Debentures :

(i)

A new effectiveness period of remuneration, period during which the remuneration conditions of the 2nd tranche Debentures proposed herein shall remain in force, and shall commence on March 1, 2005 and shall end on March 1, 2007, the latter being the final maturity date of the Debentures;

(ii)

The 2nd tranche Debentures shall be entitled to a remuneration equivalent to the average rate variation of one-day Interbank Deposits, named as DI Rate, “over extra group”, expressed in the percentage form per year, a two hundred and fifty-two (252)-day basis, calculated and published by the Clearing House for the Custody and Financial Settlement of Securities – CETIP (“DI Rate”), spread capitalized equivalent to one point, fifty percent (1.50%) per year, incurring on the unit face value of 2nd tranche Debentures, since March 1, 2005 until the effective date of payment, calculated on an exponential basis and pro rata temporis cumulative by business days elapsed, according to the formula mentioned in item 4.3.1 of clause IV of the Deed of Issue, where b= one point, fifty percent (1.50%) spread.

(iii)

The remuneration payment of the 2nd tranche Debentures, in the new effectiveness period of remuneration, as set forth in item 4.4.2 of Clause IV of the Deed of Issue shall be made on a semi-annual basis, always on the first business day of March and September of each year, until March 2007;

(iv)

Other conditions set forth in the Deed of Issue shall be applicable to the remuneration of 2nd tranche Debentures, not altered under the scope of rescheduling of remuneration conditions for the 2nd tranche Debentures.

The Debenture Fiduciary Agent is Oliveira Trust Distribuidora de Títulos e Valores Mobiliários S/A.

The Debenture holders not agreeing with the conditions set forth by the Company’s Board of Directors, published herein, between the 10th and 5th business day (inclusive) prior to the expiration of the Effectiveness Period of Remuneration, i.e., between February 15 and 22, 2005 (inclusive), may express through information directly given to the custody system, his/her option to exercise right to sell his/her 2nd tranche Debentures to the Company.

The Company undertakes to acquire, on March 1, 2005, the totality of the 2nd tranche Debentures of Debenture Holders appropriately expressing, through information directly given to the custody system, his/her option to exercise the right to sell his/her 2nd tranche Debentures to the Company, by the unit face value accrued of the remuneration calculated pro rata temporis and due until the effective date of acquisition. The payment to the holders of 2nd tranche Debentures shall be made under the terms of clause IV of the Deed of Issue. The 2nd tranche Debentures to be acquired by the Company may be cancelled and held in the Company’s treasury or may be offered again to the market. Any premium shall not be due in view of the acquisition of the 2nd tranche Debentures by the Company referring to this present notice.

Curitiba, February 1, 2005.

RUBENS GHILARDI
CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 02, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.